================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       ________________________________

                                  SCHEDULE TO
                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                       ________________________________

                        DELCO REMY INTERNATIONAL, INC.
                      (Name of Subject Company (Issuer))

                                CITIGROUP INC.
                         COURT SQUARE CAPITAL LIMITED
                              DRI ACQUISITION LLC
                      (Names of Filing Person (Offeror))

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)


                       ________________________________

                              Michael A. Delaney
                                   President
                              DRI Acquisition LLC
                              1209 Orange Street
                             Wilmington, DE 19801
                                (212) 559-1127

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                               Craig L. Godshall
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA 19103
                                (215) 994-4000
                       ________________________________

Calculation of Filing Fee

     -------------------------------------------------------------------
       Transaction valuation*                   Amount of filing fee**
           $105,322,896                               $ 21,065
     -------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share, of Delco Remy International, Inc. not currently owned by Court Square Capital Limited at a purchase price of $8.00 per share, net to the seller in cash, without interest. This calculation also assumes (i) there are 18,118,058 shares of Class A common stock currently outstanding (the number last publicly reported as of November 7, 2000 by Delco Remy International, Inc. in its Form 10-Q for the quarterly period ending September 30, 2000) and (ii) the issuance of an additional 1,680,038 shares of Class A common stock upon the exercise of warrants to purchase Class A common stock.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:___________________

          Form or Registration No.:_________________

          Filing Party:_____________________________

          Date Filed:_______________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Delco Remy International, Inc., a Delaware corporation (the "Company"), not currently owned by Court Square at a price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 11, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser, Court Square and Citigroup Inc., a Delaware corporation ("Citigroup") and indirect parent of the Purchaser and Court Square.

     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the Company is Delco Remy International, Inc. The address of its principal executive office is 2902 Enterprise Drive, Anderson, Indiana 46013. The phone number of its principal executive office is
(765) 778-6499.

     (b) Securities. The securities which are the subject of the Offer are the Company's outstanding shares of Class A common stock, par value $.01 per share, not currently owned by Court Square. As of November 7, 2000, there were 18,118,058 shares of Company Class A Common Stock outstanding. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in "THE TENDER OFFER--Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The names of the filing persons are DRI Acquisition LLC, Court Square Capital Limited and Citigroup Inc. The address of the Purchaser's principal executive office is 1209 Orange Street, Wilmington, Delaware 19801. The phone number of the Purchaser's principal executive office is (212) 559-1127. The address of Court Square's principal executive office is 399 Park Avenue, 14th Floor, New York, New York 10043. The phone number of Court Square's principal executive office is (212) 559-1127. The address of Citigroup's principal executive office is 399 Park Avenue, New York, New York 10043. The phone number of Citigroup's principal executive office is (212) 559-1000. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square, the Purchaser and Citigroup" and "SCHEDULE I-- Information Concerning the Directors and Executive Officers of Court Square, the Purchaser and Citigroup" of the Offer to Purchase is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square, the Purchaser and Citigroup" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser and Citigroup" of the Offer to Purchase is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in "THE TENDER OFFER--Certain Information Concerning Court Square, the Purchaser and Citigroup" and "SCHEDULE I--

Information Concerning the Directors and Executive Officers of Court Square, the Purchaser and Citigroup" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled "SUMMARY TERM SHEET" and "THE TENDER OFFER" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions. The information set forth in "SPECIAL FACTORS-- Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in "SPECIAL FACTORS--Background of the Offer; Contacts with the Company" and "SPECIAL
FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (c) Plans. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in "THE TENDER OFFER-- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) Conditions.  None.

     (d) Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in "SPECIAL FACTORS-- Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth in "THE TENDER OFFER--Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) Financial Information.  Not applicable.

     (b) Pro Forma Information.  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements," "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "THE TENDER OFFER--Certain Legal Matters; Litigation; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (b) Other Material Information. The information set forth in "SPECIAL FACTORS--Financial Projections" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)      Offer to Purchase, dated January 11, 2001.
(a)(1)(B)      Letter of Transmittal.
(a)(1)(C)      Notice of Guaranteed Delivery.
(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G) Press release issued by DRI Acquisition LLC, dated January 11, 2001, announcing the commencement of the Offer.
(a)(1)(H)      Summary Advertisement published January 11, 2001.
(a)(5)(A) Complaint of Perry Fuller against Harold K. Sperlich, Thomas J. Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(B) Complaint of Henry Rose against Harold K. Sperlich, Thomas J. Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(C) Complaint of DPM Limited Partnership against Harold K. Sperlich, Thomas J. Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(b)            Not applicable.
(c)            Not applicable.
(d)(1) Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture Capital, Ltd., MASG Disposition, and the other individuals named therein (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K dated October 29, 1998, File No. 001-13683).
(d)(2) Registration Rights Agreement, dated July 29, 1994, by and among Delco Remy International, Inc., Citicorp Venture Capital, Ltd., World Equity Partners, L.P., Mascotech Automotive Systems Group, Inc. and the other individuals names therein (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement dated October 10, 1997, Registration No. 333-37675).
(d)(3) Registration Rights Agreement dated March 10, 2000 among Delco Remy International, Inc. and the individuals named therein.
(e)            Not applicable.
(f) Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit
               (a)(1)(A)).
(g)            Not applicable.
(h)            Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Item 2. Subject Company Information.

          (d) Dividends. The Company has not declared or paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

          (e) Prior Public Offerings.  Not applicable.

          (f) Prior Stock Purchases.   The information set forth in "SPECIAL
FACTORS--Transactions, Negotiations and Agreements" and "SPECIAL FACTORS-- Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

  Item 4. Terms of the Transactions.

          (c) Different Terms.  Not applicable.

          (d) Appraisal Rights. The information set forth in "SPECIAL FACTORS-- Certain United States Federal Income Tax Consequences" and "SPECIAL FACTORS-- Rights of Stockholders in the Offer and any Merger" of the Offer to Purchase is incorporated herein by reference.

          (e) Provisions for Unaffiliated Security Holders.  Not applicable.

          (f) Eligibility for Listing or Trading.  Not applicable.

  Item 5. Past Contracts, Transactions, Negotiations and Agreements.

          (c) Negotiations or Contacts. The information set forth in "SPECIAL FACTORS--Background of the Offer; Contacts with the Company" and "SPECIAL
FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

          (e) Agreements Involving the Subject Company's Securities. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

  Item 6. Purposes of the Transaction and Plans or Proposals.

          (b) Use of Securities Acquired. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

  Item 7. Purposes, Alternatives, Reasons and Effects.

          (a) Purposes. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

          (b) Alternatives. The information set forth in "SPECIAL FACTORS-- Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

          (c) Reasons. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

          (d) Effects. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company," "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences," "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; New York Stock

Exchange Listing; Exchange Act Registration; Margin Regulations" and "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

  Item 8.  Fairness of the Going-Private Transaction.

           (a) Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

           (b) Factors Considered in Determining Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

           (c) Approval of Security Holders. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

           (d) Unaffiliated Representative. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

           (e) Approval of Directors. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

           (f) Other Offers.  None.

  Item 9.  Reports, Opinions, Appraisals and Negotiations.

           (a) Report, Opinion or Appraisal.  None.

           (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

           (c) Availability of Documents.  Not applicable.

  Item 10. Source and Amounts of Funds or Other Consideration.

           (c) Expenses. The information set forth in "THE TENDER OFFER--Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

  Item 12. The Solicitation or Recommendation.

           (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

           (e) Recommendations of Others. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

           (b) Employees and Corporate Assets.  None.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 11, 2001 that the information set forth in this statement is true, complete and correct.

                 SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              DRI ACQUISITION LLC

                              By: /s/ Michael A. Delaney
                                 ___________________________________
                                Name: Michael A. Delaney
                                Title: President

                              COURT SQUARE CAPITAL LIMITED

                              By: /s/ Michael A. Delaney
                                 ___________________________________
                                Name: Michael A. Delaney
                                Title: Vice President and Managing Director

                              CITIGROUP INC.

                              By: /s/ Joseph B. Wollard
                                 ___________________________________
                                Name: Joseph B. Wollard
                                Title: Assistant Secretary

                         SCHEDULE 13D

                              CITICORP BANKING CORPORATION

                              By: /s/ William Wolf
                                 ___________________________________
                                Name: William Wolf
                                Title: Senior Vice President

                              CITICORP

                              By: /s/ Joseph B. Wollard
                                 ___________________________________
                                Name: Joseph B. Wollard
                                Title: Assistant Secretary

                              CITIGROUP HOLDINGS COMPANY

                              By: /s/ Joseph B. Wollard
                                 ___________________________________
                                Name: Joseph B. Wollard
                                Title: Assistant Secretary

                                 EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION

(a)(1)(A)      Offer to Purchase, dated January 11, 2001.
(a)(1)(B)      Letter of Transmittal.
(a)(1)(C)      Notice of Guaranteed Delivery.
(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G) Press release issued by DRI Acquisition LLC, dated January 11, 2001, announcing the commencement of the Offer.
(a)(1)(H)      Summary Advertisement published January 11, 2001.
(a)(5)(A) Complaint of Perry Fuller against Harold K. Sperlich, Thomas J. Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(B) Complaint of Henry Rose against Harold K. Sperlich, Thomas J. Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(C) Complaint of DPM Limited Partnership against Harold K. Sperlich, Thomas J. Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(b)            Not applicable.
(c)            Not applicable.
(d)(1) Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture Capital, Ltd., MASG Disposition, and the other individuals named therein (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K dated October 29, 1998, File No. 001-13683).
(d)(2) Registration Rights Agreement, dated July 29, 1994, by and among Delco Remy International, Inc., Citicorp Venture Capital, Ltd., World Equity Partners, L.P., Mascotech Automotive Systems Group, Inc. and the other individuals names therein (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement dated October 10, 1997, Registration No. 333-37675).
(d)(3) Registration Rights Agreement dated March 10, 2000 among Delco Remy International, Inc. and the individuals named therein.
(e)            Not applicable.
(f) Section 262 of the Delaware General Corporation Law (included as Annex A to the offer to Purchase filed herewith as Exhibit
               (a)(1)(A)).
(g)            Not applicable.
(h)            Not applicable.